ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-260519

March 1, 2023

FREE WRITING PROSPECTUS DATED MARCH 1, 2023

(To the Prospectus dated October 27, 2021, as supplemented by the Preliminary Prospectus Supplement dated February 27, 2023)

Teva Pharmaceutical Finance Netherlands II B.V.

€800,000,000 7.375% Sustainability-Linked Senior Notes due 2029

€500,000,000 7.875% Sustainability-Linked Senior Notes due 2031

Teva Pharmaceutical Finance Netherlands III B.V.

$600,000,000 7.875% Sustainability-Linked Senior Notes due 2029

$500,000,000 8.125% Sustainability-Linked Senior Notes due 2031

Payment of principal and interest unconditionally guaranteed by

Teva Pharmaceutical Industries Limited

March 1, 2023

The information in this free writing prospectus dated March 1, 2023 supplements the preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) dated February 27, 2023 of Teva Pharmaceutical Finance Netherlands II B.V. (“Teva Finance II”), Teva Pharmaceutical Finance Netherlands III B.V. (“Teva Finance III”) and Teva Pharmaceutical Industries Limited (“Teva”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Unless otherwise indicated, terms used but not defined herein have the meaning assigned to such terms in the Preliminary Prospectus Supplement.

	€800,000,000 7.375% Sustainability- Linked Senior Notes due 2029 (the “2029 Euro notes”)	€500,000,000 7.875% Sustainability- Linked Senior Notes due 2031 (the “2031 Euro notes”)	$600,000,000 7.875% Sustainability- Linked Senior Notes due 2029 (the “2029 USD notes”)	$500,000,000 8.125% Sustainability- Linked Senior Notes due 2031 (the “2031 USD notes”)
Issuer:	Teva Finance II	Teva Finance II	Teva Finance III	Teva Finance III

Guarantor:	Teva	Teva	Teva	Teva

Issue Ratings*:	Ba2 / BB- / BB- (Moody’s / S&P / Fitch)	Ba2 / BB- / BB- (Moody’s / S&P / Fitch)	Ba2 / BB- / BB- (Moody’s / S&P / Fitch)	Ba2 / BB- / BB- (Moody’s / S&P / Fitch)

Trade Date:	March 1, 2023	March 1, 2023	March 1, 2023	March 1, 2023

Settlement Date (T+6)**:	March 9, 2023	March 9, 2023	March 9, 2023	March 9, 2023

Minimum Denomination:	€100,000 and whole multiples of €1,000 in excess thereof	€100,000 and whole multiples of €1,000 in excess thereof	$200,000 and whole multiples of $1,000 in excess thereof	$200,000 and whole multiples of $1,000 in excess thereof

Delivery:	Euroclear / Clearstream	Euroclear / Clearstream	The Depository Trust Company	The Depository Trust Company

Expected Listing / Trading:	Official List of Euronext Dublin / Global Exchange Market	Official List of Euronext Dublin / Global Exchange Market	N/A	N/A

Active Bookrunners:	Citigroup Global Markets Europe AG, Goldman Sachs Bank Europe SE, Mizuho Securities Europe GmbH, MUFG Securities (Europe) N.V. and PNC Capital Markets LLC	Citigroup Global Markets Europe AG, Goldman Sachs Bank Europe SE, Mizuho Securities Europe GmbH, MUFG Securities (Europe) N.V. and PNC Capital Markets LLC	Citigroup Global Markets Inc., Goldman Sachs Bank Europe SE , Mizuho Securities USA LLC, MUFG Securities Americas Inc. and PNC Capital Markets LLC	Citigroup Global Markets Inc., Goldman Sachs Bank Europe SE, Mizuho Securities USA LLC, MUFG Securities Americas Inc. and PNC Capital Markets LLC

Passive Bookrunners:	BNP Paribas, BofA Securities Europe SA, HSBC Bank plc, Intesa Sanpaolo S.p.A. and J.P. Morgan SE	BNP Paribas, BofA Securities Europe SA, HSBC Bank plc, Intesa Sanpaolo S.p.A. and J.P. Morgan SE	BNP Paribas Securities Corp., BofA Securities, Inc., HSBC Bank plc, Intesa Sanpaolo S.p.A. and J.P. Morgan SE	BNP Paribas Securities Corp., BofA Securities, Inc., HSBC Bank plc, Intesa Sanpaolo S.p.A. and J.P. Morgan SE

Offering:	7.375% 2029 Euro notes	7.875% 2031 Euro notes	7.875% 2029 USD notes	8.125% 2031 USD notes

Principal Amount:	€800,000,000	€500,000,000	$600,000,000	$500,000,000

Maturity Date:	September 15, 2029	September 15, 2031	September 15, 2029	September 15, 2031

Public Offering Price***:	100.000% of principal amount	100.000% of principal amount	100.000% of principal amount	100.000% of principal amount

Underwriting Discount:	0.600%	0.600%	0.600%	0.600%

Interest Rate:	7.375% semi-annual, subject to any adjustments upon the failure to achieve Sustainability Performance Targets.	7.875% semi-annual, subject to any adjustments upon the failure to achieve Sustainability Performance Targets.	7.875% semi-annual, subject to any adjustments upon the failure to achieve Sustainability Performance Targets.	8.125% semi-annual, subject to any adjustments upon the failure to achieve Sustainability Performance Targets.

Interest Rate Step-up:

From and including September 15, 2026 (the “Step-up Date”), the interest rate payable on the 2029 Euro notes shall increase by:

(a) 0.100% per annum unless Teva has achieved the Regulatory Submissions Target as of December 31, 2025 (the “Testing Date”);

(b) 0.100% per annum unless Teva has achieved the Product Volume Target as of the Testing Date; and

(c) 0.100% per annum unless Teva has achieved the Emission Reduction Target as of the Testing Date.

From and including the Step-up Date, the interest rate payable on the 2031 Euro notes shall increase by:

(a) 0.100% per annum unless Teva has achieved the Regulatory Submissions Target as of the Testing Date;

(b) 0.100% per annum unless Teva has achieved the Product Volume Target as of the Testing Date; and

(c) 0.100% per annum unless Teva has achieved the Emission Reduction Target as of the Testing Date.

From and including the Step-up Date, the interest rate payable on the 2029 USD notes shall increase by:

(a) 0.100% per annum unless Teva has achieved the Regulatory Submissions Target as of the Testing Date;

(b) 0.100% per annum unless Teva has achieved the Product Volume Target as of the Testing Date; and

(c) 0.100% per annum unless Teva has achieved the Emission Reduction Target as of the Testing Date.

From and including the Step-up Date, the interest rate payable on the 2031 USD notes shall increase by:

(a) 0.100% per annum unless Teva has achieved the Regulatory Submissions Target as of the Testing Date;

(b) 0.100% per annum unless Teva has achieved the Product Volume Target as of the Testing Date; and

(c) 0.100% per annum unless Teva has achieved the Emission Reduction Target as of the Testing Date.

Interest Payment Dates:	March 15 and September 15 of each year, beginning September 15, 2023	March 15 and September 15 of each year, beginning September 15, 2023	March 15 and September 15 of each year, beginning September 15, 2023	March 15 and September 15 of each year, beginning September 15, 2023

Interest Record Dates:	The Business Day immediately preceding the related Interest Payment Date	The Business Day immediately preceding the related Interest Payment Date	The preceding March 1 and September 1, in each case whether or not a Business Day	The preceding March 1 and September 1, in each case whether or not a Business Day

Day Count Convention:	30/360	30/360	30/360	30/360

Yield to Maturity:	7.375%	7.875%	7.875%	8.125%

Benchmark:	DBR 0.000% due August 15, 2029	DBR 0.000% due August 15, 2031	3.875% due September 30, 2029	1.375% due September 15, 2031

Spread to Benchmark:	+464.5 basis points	+520.4 basis points	+366 basis points	+413 basis points

Make-Whole Redemption:	B plus 50 basis points	B plus 50 basis points	Treasury plus 50 basis points	Treasury plus 50 basis points

Optional Redemption:	If Teva Finance II elects to redeem the 2029 Euro notes at any time on or after June 15, 2029 (three months prior to the maturity date of the 2029 Euro notes), Teva Finance II may redeem the 2029 Euro notes, in whole or in part, upon at least 10 days’, but not more than 60 days’, prior notice at a redemption price equal to 100% of the principal amount of the 2029 Euro notes then outstanding to be redeemed plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date.	If Teva Finance II elects to redeem the 2031 Euro notes at any time on or after June 15, 2031 (three months prior to the maturity date of the 2031 Euro notes), Teva Finance II may redeem the 2031 Euro notes, in whole or in part, upon at least 10 days’, but not more than 60 days’, prior notice at a redemption price equal to 100% of the principal amount of the 2031 Euro notes then outstanding to be redeemed plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date.	If Teva Finance III elects to redeem the 2029 Dollar notes at any time on or after June 15, 2029 (three months prior to the maturity date of the 2029 Dollar notes), Teva Finance III may redeem the 2029 Dollar notes, in whole or in part, upon at least 10 days’, but not more than 60 days’, prior notice at a redemption price equal to 100% of the principal amount of the 2029 Dollar notes then outstanding to be redeemed plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date.	If Teva Finance III elects to redeem the 2031 Dollar notes at any time on or after June 15, 2031 (three months prior to the maturity date of the 2031 Dollar notes), Teva Finance III may redeem the 2031 Dollar notes, in whole or in part, upon at least 10 days’, but not more than 60 days’, prior notice at a redemption price equal to 100% of the principal amount of the 2031 Dollar notes then outstanding to be redeemed plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date.

ISINs:	XS2592804434	XS2592804194	US88167AAS06	US88167AAR23

Common Codes (for Euro notes) / CUSIP numbers (for Dollar notes):	259280443	259280419	88167A AS0	88167A AR2

Time of Execution	11:35 a.m. (NY time)	11:35 a.m. (NY time)	11:38 a.m. (NY time)	11:38 a.m. (NY time)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made to investors on or about March 9, 2023, which will be the sixth business day following the date of pricing of the notes (such settlement being referred to as “T+6”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

***	In each case, plus accrued interest from March 9, 2023, if settlement occurs after that date.

* * * * *

Amendments to the Preliminary Prospectus Supplement

In addition to the pricing information above, this free writing prospectus amends and updates certain sections of the Preliminary Prospectus Supplement, as described below. Additional conforming changes are made to the Preliminary Prospectus Supplement to reflect the changes described herein. Section references in the amended sections below refer to the sections of the Preliminary Prospectus Supplement as amended and supplemented by this free writing prospectus and all footnotes to the tables in this supplement not included herein remain the same as those in the Preliminary Prospectus Supplement.

* * * * *

Upsize of the Offering

The aggregate principal amount of the offering has been increased to approximately $2,490 million (equivalent) and the Total Maximum Amount of the previously announced Tender Offer has been increased to $2,500 million. After deducting the underwriters’ discounts and estimated offering expenses, Teva intends to use the net proceeds of this offering (i) to fund the Tender Offer for a maximum combined aggregate purchase price (exclusive of accrued and unpaid interest) of up to $2,500 million (as it may be amended prior to expiration thereof), (ii) to pay fees and expenses in connection therewith, and (iii) to the extent of any remaining proceeds, the repayment of outstanding debt upon maturity, tender offer or earlier redemption. Net proceeds may be temporarily invested pending application for their stated purpose.

* * * * *

Additional conforming changes are made to the Preliminary Prospectus Supplement to reflect the changes described herein.

* * * * *

Teva Finance II, Teva Finance III and Teva have filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents Teva and the Issuers have filed with the SEC for more complete information about Teva and the Issuers and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.report. Alternatively, Teva, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Europe AG, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, United States (Tel: +1 (800) 831-9146, e-mail: prospectus@citi.com); Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, United States (Tel: +1 (800) 831-9146, e-mail: prospectus@citi.com); Goldman Sachs Bank Europe SE, Marienturm, Taunusanlage 9-10, 60329 Frankfurt am Main, Germany, Attention: High Yield Syndicate Desk (Tel: +49 69 7532 1000, Fax: +44 (0)207 774 2330); Mizuho Securities Europe GMBH, Taunustor 1, 60310 Frankfurt am Main, Germany, Attention: Primary Debt (Tel: +49 69 42729 3140, email: PrimaryDebt@eu.mizuho-sc.com); Mizuho Securities USA LLC, 1271 Avenue of the Americas, New York, New York 10020, United States, Attention: Debt Capital Markets (Fax: +1 (212) 205-7812); MUFG Securities (Europe) N.V., World Trade Center, Tower H, 11th Floor, Zuidplein 98, 1077 XV Amsterdam, The Netherlands, Attention: Legal-Primary Markets (email: Legal-primarymarkets@int.sc.mufg.jp); MUFG Securities Americas Inc., 1221 Avenue of the Americas, New York, New York 10020-1001, United States, Attention: Capital Markets Group (Phone: +1 877 649 6848); or PNC Capital Markets LLC, 10th Floor, 300 Fifth Avenue, Pittsburgh, Pennsylvania 15222, Unites States, Attention: Securities Settlement, toll-free 855-881-0697 or by email: pnccmprospectus@pnc.com.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2016/97/EU (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Professional investors and eligible counterparties only target market: Solely for the purposes of the manufacturers’ product approval process, the target market assessment in respect of the debt securities has led to the conclusion that: (i) the target market for the debt securities is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the debt securities to eligible counterparties and professional clients are appropriate. A distributor should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the debt securities (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Promotion of the notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly, the notes are not being promoted to the general public in the United Kingdom. This announcement is for distribution only to, and is only directed at, persons who (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (iii) high net worth entities, and other persons to whom they may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. This announcement is directed only at relevant persons and must not be acted on or relied on by anyone who is not a relevant person.

Advertisement: The final prospectus, when published, will be available on https://live.euronext.com/en/markets/dublin/bonds/list.

Relevant stabilization regulations including FCA/ICMA will apply.

The notes have not, may not and will not be offered, sold or delivered in the Netherlands, other than to qualified investors (as defined in Regulation (EU) 2017/1129).

The notes have not, may not and will not be offered, sold or delivered in Israel, other than to persons who qualify as one of the types of investors listed in the First Addendum to the Israeli Securities Law, subject to and in accordance with the requirements set forth in the First Addendum to the Israeli Securities Law.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.